Exhibit 4.10

0239852.089
dcornish AMD
Trey Grayson, Secretary of State
Received and Filed:
10/22/2010 11:07 AM
Fee Receipt: $2,340.00

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PORTER BANCORP, INC.

1. The name of the corporation is Porter Bancorp, Inc. (the “Corporation”).

2. The Corporation’s Amended and Restated Articles of Incorporation currently authorize the Corporation to issue 20,000,000 shares of stock, of which 19,000,000 are common shares and 1,000,000 are preferred shares.

3. Pursuant to KRS 271B.10-020, these Articles of Amendment amend the Corporation’s Amended and Restated Articles to authorize 1,150,000 Non-Voting Common Shares and amend the stated preferences, limitations and relative rights of the Corporation’s Non-Voting Common Shares. The amendments are as follows:

(a) As amended, Article III shall read in its entirety as follows:

The aggregate number of shares which the Corporation shall have the authority to issue shall be 21,150,000 shares, without par value, which shall be comprised of: (a) 19,000,000 Common Shares (“Common Shares”); (b) 1,150,000 shares of non-voting Common Shares (“Non-Voting Common Shares”); and (c) 1,000,000 Preferred Shares (“Preferred Shares”) with such preferences, limitations and relative rights as may be determined by the Corporation’s board of directors (the “Board of Directors”) pursuant to Article IV and which may be divided into and issued in series. Of the 1,000,000 authorized Preferred Shares, 35,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A; 597,000 shares have been designated as Cumulative Mandatorily Convertible Perpetual Preferred Shares, Series B; and 365,080 shares have been designated as Non-Voting Cumulative Mandatorily Convertible Perpetual Preferred Shares, Series C.

(b) As amended, subsection B of Article IV, which sets forth the relative rights, preferences and limitations of the Non-Voting Common Shares, shall be amended and restated to read in its entirety as set forth in Appendix A attached hereto.

4. The foregoing amendments do not provide for an exchange, reclassification or cancellation of issued shares of the Corporation.

5. These Articles of Amendment were duly approved at a meeting of the Corporation’s shareholders on September 16, 2010. Of the 10,580,858 outstanding Common Shares entitled to be cast on the proposal to approve these Articles of Amendment, 8,722,484 Common Shares were indisputably represented at the meeting, and 8,711,185 Common Shares were indisputably cast in favor of the proposal, which was sufficient for approval.

IN WITNESS WHEREOF, Porter Bancorp, Inc. has caused these Articles of Amendment to be signed by Maria L. Bouvette, its President and Secretary, this 21st day of October, 2010.

PORTER BANCORP, INC.

By:	/s/ Maria L. Bouvette
Maria L. Bouvette,
President and Secretary

Appendix A

B.	Non-Voting Common Shares

(1)	Same Rights As Common Shares. Except with respect to voting rights and as otherwise specifically provided in these Articles of Incorporation, Non-Voting Common Shares shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Shares.

(2)	No Voting Rights. Except as required by the KBCA or these Articles of Incorporation, Non-Voting Common Shares shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation.

(3)	Dividends.

(a)	Subject to the preferential dividend rights, if any, of any Preferred Shares and after the Corporation has complied with any requirements for setting aside sums as sinking funds or as redemption or purchase accounts and subject further to subpart (b) of this paragraph and any other conditions that may be established in accordance with the provisions of Paragraph C, D or E of this Article IV, the holders of Non-Voting Common Shares shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

(b)	No dividend will be paid or authorized and set apart for payment on any Non-Voting Common Shares for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on Common Shares.

(4)	Distributions. After distribution in full of any preferential amount to be distributed to the holders of Preferred Shares, and subject to any other rights of the holders of Preferred Shares to further participate in a liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, the holders of Non-Voting Common Shares and Common Shares shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Shares and Non-Voting Common Shares held by each, with each share being proportionally equal in relation to the sum total of the two classes.

(5)	Automatic Conversion. Each issued and outstanding Non-Voting Common Share shall automatically be converted into one (1) Common Share upon the earlier of (i) the transfer of such Non-Voting Common Share (or any security convertible to or exercisable for such Non-Voting Common Share); provided, however, that such automatic conversion shall not occur if and to the extent that such automatic conversion would result in the transferee (and its affiliates or any other persons with which it is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the Bank Holding Company Act of 1956, as amended (“BHC Act”), or the Change in Bank Control Act) becoming, directly or indirectly, the beneficial owner (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of greater than 9.9% of the number of Common Shares then issued and outstanding; or (ii) such time as, after giving effect to the automatic conversion, the holder of such Non-Voting Common Stock (and its affiliates or any other persons with which it is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the BHC Act or the Change in Bank Control Act) holds, directly or indirectly, beneficially (as determined under Rule 13d-3 under the Exchange Act) less than 9.9% of the number of Common Shares then issued and outstanding. The foregoing automatic conversion may occur as to some or all of the Non-Voting Common Shares held by any holder.

(6)	Adjustments. The one-to-one conversion ratio for the conversion of the Non-Voting Common Shares into Common Shares in accordance with item (4) of this Article IV(B) shall in all events be equitably adjusted in the event of (a) any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Common Shares and Non-Voting Common Shares, or (b) any merger, consolidation or other reorganization of the Corporation with another corporation.

(7)	Reservation. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Non-Voting Common Shares, such number of Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Non-Voting Common Shares.

(8)	Retirement. If any Non-Voting Common Shares shall be converted pursuant to this Article IV, the Shares so converted shall be retired and may not be reissued as Non-Voting Common Shares.

(9)	Redesignation. Upon the conversion of all of the outstanding Non-Voting Common Shares into Common Shares, the Non-Voting Common Shares shall be automatically redesignated as “Common Shares.”

************************

4